Exhibit (a)(5)(iv)

MEDIA CONTACT: Lucy Bannon | (972) 419-6272 | lbannon@nexpointgroup.com

NexPoint Strategic Opportunities Fund Announces Successful Completion of Tender Offer

DALLAS – January 5, 2021 – NexPoint Strategic Opportunities Fund (NYSE:NHF) (“NHF” or the “Company”) today announced the successful completion of its tender offer to purchase the Company’s common shares (“Common Shares”) in exchange for consideration consisting of approximately 20% cash and 80% newly-issued 5.50% Series A Cumulative Preferred Shares (“Series A Preferred Shares”) (collectively, the “Exchange Offer”).

Based on the preliminary results of the Exchange Offer, the Company expects to purchase 9,011,832 Common Shares at a price of $12.00 per share, for an aggregate purchase price of approximately $108 million. The price per share reflects the clearing auction price indicated by tendering shareholders under the Exchange Offer, which followed a “Modified Dutch Auction” procedure.

In exchange for the Common Shares tendered, participating shareholders will receive consideration of approximately 20% cash and 80% Series A Preferred Shares valued at their liquidation preference of $25.00 per share. Payment for tendered Common Shares will be made on or about January 7, 2021.

The Series A Preferred Shares will be issued on or about January 7, 2021 and are expected to be listed on the New York Stock Exchange (“NYSE”) within the next seven days. Egan-Jones Ratings Company assigned an investment grade corporate rating of BBB- to the Series A Preferred Shares and a rating of BBB to the Company.

Dividends and distributions on the Series A Preferred Shares are cumulative from their original issue date at the annual rate of 5.50% of the $25.00 per share liquidation preference and will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning with the first payment on March 31, 2021.

The Exchange Offer is not expected to have any effect on the Company’s conversion to a real estate investment trust (a “REIT”, and the conversion, the “Conversion”).

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About the NexPoint Strategic Opportunities Fund (NHF)

The NexPoint Strategic Opportunities Fund (NYSE:NHF) is a closed-end fund managed by NexPoint Advisors, L.P. that is in the process of converting to a diversified REIT. On August 28, 2020, shareholders approved the Conversion proposal and amended the Company’s fundamental investment policies and restrictions to permit the Company to pursue its new business. The Company is in the process of realigning its portfolio so that it is no longer an “investment company” under the Investment Company Act of 1940 (the “1940 Act”) and continues to expect the Company to be able to transition its investment portfolio sufficient to qualify as a REIT for tax purposes by the first quarter of 2021 and to apply to the Securities and Exchange Commission (the “SEC”) for an order under the 1940 Act declaring that the Company has ceased to be an investment company (the “Deregistration Order”) in the first quarter of 2021.

For more information visit www. www.nexpointgroup.com/nexpoint-strategic-opportunities-fund/

About NexPoint Advisors, L.P.

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MEDIA CONTACT: Lucy Bannon | (972) 419-6272 | lbannon@nexpointgroup.com

NexPoint Advisors, L.P. (the “Investment Adviser”) is an SEC-registered adviser on the NexPoint alternative investment platform. NexPoint’s platform provides differentiated access to alternatives through a range of investment solutions, including public and private real estate investment trusts, tax-advantaged real estate vehicles, closed-end funds, and other private investment solutions. NexPoint is based in Dallas, Texas and is part of a network of affiliates with expertise across the asset management and financial services spaces.

For more information visit www.nexpointgroup.com

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Risks and Disclosures

Investors should consider the Company’s investment objectives, risks, charges, and expenses carefully before investing. This and other information can be found in the Company’s prospectus, which may be obtained by calling (866) 351-4440 or by visiting www.nexpointgroup.com/nexpoint-strategic-opportunities-fund. Please read the prospectus carefully before you invest.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities of NHF. The solicitation and the offer to exchange common shares of NHF was made pursuant to an offer to exchange and related materials that NHF filed with the SEC. NHF filed a Tender Offer Statement on Schedule TO containing an offer to exchange, forms of letters of transmittal, and other documents relating to the exchange offer. These documents were mailed to the shareholders of NHF. These documents contain important information about the exchange offer and shareholders of NHF are urged to read them carefully. Investors may obtain free copies of the Tender Offer Statement and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Tender Offer Statement and other documents filed with the SEC may also be obtained by directing a request to: AST Fund Solutions, LLC, or by calling (800) 829-6554.

The Company is relying on Section 3(a)(9) of the Securities Act of 1933 (the “Securities Act”) to exempt the Exchange Offer from the registration requirements of the Securities Act. Section 3(a)(9) provides that the registration requirements of the Securities Act will not apply to “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The Company has no contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders in the Exchange Offer.

The Series A Preferred Shares are expected to be listed on the NYSE within seven days of the Expiration Date.

The cash distribution may include a return of capital. Please refer to the Source of Distribution on the Investment Adviser’s website for Section 19 notices that provide estimated amounts and sources of the Company’s distributions, which should not be relied upon for tax reporting purposes.

While NexPoint is committed to the REIT conversion, it is still contingent upon regulatory approval, and the ability to reconfigure NHF’s portfolio to attain REIT status and deregister as an investment company. The time required to reconfigure the Company’s portfolio could be impacted by, among other things, the COVID-19 pandemic and related market volatility, determinations to preserve capital, the Company’s ability to identify and execute on desirable investments, and applicable regulatory,

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MEDIA CONTACT: Lucy Bannon | (972) 419-6272 | lbannon@nexpointgroup.com

lender and governance requirements. The conversion process could take up to 24 months; and there can be no assurance that conversion of NHF to REIT status will improve its performance or reduce the discount to NAV. Further, the SEC may determine not to grant the Company’s request for the Deregistration Order, which would materially change the Company’s plans for its business and investments.

In addition, these actions may adversely affect the Company’s financial condition, yield on investment, results of operations, cash flow, per share trading price of the Common Shares and the Preferred Shares and ability to satisfy debt service obligations, if any, and to make cash distributions to shareholders. Whether the Company remains a registered investment company or converts to a REIT, the Common Shares and the Preferred Shares, like an investment in any other public company, are subject to investment risk, including the possible loss of investment. For a discussion of certain other risks relating to the proposed conversion to a REIT, see “Risks Related to Our Conversion to a Diversified REIT” in the Tender Offer Statement.

Shares of closed-end investment companies frequently trade at a discount to net asset value. The price of the Company’s Common Shares is determined by a number of factors, several of which are beyond the control of the Company. Therefore, the Company cannot predict whether its Common Shares will trade at, below or above net asset value. Past performance does not guarantee future results.

No assurance can be given that the Company will achieve its investment objectives.

Closed-End Fund Risk. The Company is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. No assurance can be given that a shareholder will be able to sell his or her Common Shares or Preferred Shares on the NYSE or another national stock exchange when he or she chooses to do so, and no assurance can be given as to the price at which any such sale may be effected.

Credit Risk. Investments rated below investment grade are commonly referred to as high-yield, high risk or “junk debt.” They are regarded as predominantly speculative with respect to the issuing company’s continuing ability to meet principal and/or interest payments. Non-payment of scheduled interest and/or principal would result in a reduction of income to the Company, a reduction in the value of the asset experiencing non-payment and a potential decrease in NAV of the Company.

Interest Rate Risk. Interest rate risk is the risk that debt securities, and the Company’s net assets, may decline in value because of changes in interest rates. Generally, fixed rate debt securities will decrease in value when interest rates rise and increase in value when interest rates decline.

Leverage Risk. The Company uses leverage through borrowings from notes and a credit facility. The Company may also use leverage through the issuance of the Preferred Shares. The use of leverage magnifies both the favorable and unfavorable effects of price movements in the investments made by the Company. Insofar as the Company employs leverage in its investment operations, the Company will be subject to substantial risks of loss.

Industry Concentration Risk. The Company must invest at least 25% of the value of its total assets at the time of purchase in securities of issuers conducting their principal business activities in the real estate industry. The Company may be subject to greater market fluctuations than a fund that does not concentrate its investments in a particular industry. Financial, economic, business, and other developments affecting issuers in the real estate industry will have a greater effect on the Company, and if securities of the real estate industry fall out of favor, the Company could underperform, or its NAV may be more volatile than, funds that have greater industry diversification.

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MEDIA CONTACT: Lucy Bannon | (972) 419-6272 | lbannon@nexpointgroup.com

Illiquidity of Investments Risk. The investments made by the Company may be illiquid, and consequently the Company may not be able to sell such investments at prices that reflect the Investment Adviser’s assessment of their value or the amount originally paid for such investments by the Company.

Real Estate Risk. Real estate investments are subject to various risk factors. Generally, real estate investments could be adversely affected by a recession or general economic downturn where the properties are located. The full extent of the impact and effects of the recent outbreak of COVID-19 on the future financial performance of the Company, and specifically, on its investments and tenants to properties held by its REIT subsidiaries, are uncertain at this time. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown.

The COVID-19 pandemic and governmental responses thereto have severely negatively affected the real estate industry in general. The imposition of “shelter-in-place” orders for certain businesses have led to a dramatic reduction in demand for office and retail space. As many businesses have been required to operate through remote working programs, their current need for office space has been significantly reduced. Other businesses, including restaurants, entertainment venues and retail businesses, have been prohibited from keeping their doors open to customers and required to limit services to takeout, delivery, and e-commerce. Such prohibitions have limited demand for retail space. Although a majority of states have announced plans to permit a phased re-opening of businesses in certain sectors, and the Company expects that social distancing requirements may require such businesses to use more space in the near term to perform existing functions, public health concerns about large gatherings and use of public spaces and the impact of working remotely and on-line purchasing may lead to a reduction in corporate and retail space requirements in the long term, resulting in reduced construction and higher vacancy rates, as well as bankruptcies and insolvencies of clients and counterparties, higher foreclosure rates and declines in real estate values and transaction volumes.

Most market observers believe that the global economy is currently in the midst of a recession. During economic recessions, real estate values typically decline, sometimes significantly. Declining real estate values may increase the likelihood that borrowers will default on their debt service obligations and that lenders will incur losses as a result because the value of the collateral that secures such loans may then be less than the debt owed plus costs of recovery. In addition, some tenants have been, and may in the future be, required to suspend operations at properties owned by us or in which the Company invests for extended periods of time. Tenants may request rent concessions and more tenants may request rent concessions or may not pay rent in the future. This could lead to increased rent delinquencies and/or defaults under leases, a lower demand for rentable space leading to increased concessions or lower occupancy, increased tenant improvement capital expenditures, or reduced rental rates to maintain occupancies.

Further, the Company may be limited in its ability to access capital and, as a result, the Company would have limited capital to invest. The long-term impact of the COVID-19 pandemic and its aftermath on financial markets is uncertain. To the extent that impact is sustained for an extended period, the Company expects that it will be further challenged in accessing capital. As a result, the Company’s ability to grow its business and investment portfolio may be limited for an indefinite period.

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MEDIA CONTACT: Lucy Bannon | (972) 419-6272 | lbannon@nexpointgroup.com

The Company believes that the risks associated with its investments will increase during periods of economic slowdown or recession, especially if these periods are accompanied by declining real estate values. Consequently, the Company’s investment strategy may be adversely affected by a prolonged economic downturn or recession related to the COVID-19 pandemic, which could adversely affect the Company’s ability to pay dividends on the Common Shares or the Preferred Shares, the Company’s ability to repay or refinance its existing indebtedness, and the price of the Common Shares and the Preferred Shares.

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Media Contact

Lucy Bannon

lbannon@nexpointgroup.com

(972) 419-6272

WWW.NEXPOINTGROUP.COM